Mail Stop 3561

                      October 19, 2005

Jon Suk, President
Mystica Candle Corp.
136 Bradley Road
Salt Spring Island
BC Canada V8K 1J5

Re:	Mystica Candle Corp.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed September 28, 2005
      File No. 333-127703

Dear Mr. Suk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal Products and their Markets, page 16
1. We are unable to access the website you refer to in the second paragraph. Please advise or revise.
2. We note your revisions here and under Plan of Operation in response to comment 14 in our letter of September 15, 2005. Please ensure that these sections are consistent. We still believe these sections need to be revised to describe in complete detail precisely what you have done and what you still need to do to develop a commercially viable product. For example, please explain the results of your preliminary market testing, competitive market research, contacts with suppliers of materials, etc.

Competition, page 18
3. We note your response to comment 18 in our letter of September
15,
2005. As it does not appear you have launched your website, please revise the reference to your "website" to refer to your "future website."


Plan of Operation, page 20
4. Your response to comment 21 in our letter of September 15, 2005 concerning your liquidity needs over at least the next twelve months states that you will only be able to complete the first five months of your business plan without additional funds. Please clearly state your intentions in the event the offering is not successful. If you will continue in business, clearly state the source of funds you will use to complete your business plan during the twelve month period. Also, please add the amounts indicated for each proposed milestone so it is readily apparent how much cash flow you will need over this period.

Report of Independent Registered Public Accounting Firm, page F-1
5. We note that your response to our comment 27 of our letter dated
September 15, 2005 regarding revisions to the disclosure in Note 3 of
your plans to address the going concern and liquidity issue as of
June
30, 2005.  In connection with these revisions, it is not clear to us
the reason for the two dates on the audit report. We assume the auditors did not intend to dual date their report. Please have your independent registered public accounting firm confirm for us the date
of their audit report and tell us what that date represents.
Please
also have your independent registered public accounting firm explain
to us if they extended their audit field work beyond August 8,
2005
and the date at which audit fieldwork was completed. Refer to AICPA
AU Section 530.01 through 530.08 of the Codification of Statements on
Auditing Standards.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or James Allegretto, Senior Staff Accountant, at (202) 551-
3849,
if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3720 with any other questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

Cc:	Michael M. Kessler, Esq.
	Fax:  (916) 239-4008





??

??

??

??

Jon Suk, President
Mystica Candle Corp.
October 19, 2005
Page 1